SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITION (VOLUNTRY SUBMISSION)

NAME OF REGISTRANT: Spruce Power Holding Corporation

NAME OF PERSON RELYING ON EXEMPTION: Shawn Kravetz

ADDRESS OF PERSON RELYING ON EXEMPTION: Esplanade Capital LLC, 1330 Boylston Street, 6th Floor, Chestnut Hill, Massachusetts 02467

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

April 25, 2024

Dear Fellow Spruce Power shareholder:

I am President and Chief Investment Officer of Esplanade Capital LLC and, along with our affiliates, we hold over 250,000 shares of Spruce Power Holding Corp., making us collectively the 11th largest shareholder. Esplanade Capital invests at the intersection of decarbonization and electrification. For over twenty years, we have focused on the solar and energy transition market. Our approach, driven by patient capital and proprietary research/analysis, seeks to identify and invest in undervalued companies.

We believe that Spruce Power is such a company. Since the original merger of Pivotal Investment Corporation II with XL Fleet in December, 2020, the company now known as Spruce Power Holding Corp. has made consistently poor business decisions, has seen a precipitous drop in its stock price, and seems to have no long-term value maximization strategy.

Over the past year, we attempted to have a dialogue with the Board of Directors about ways to improve performance and benefit all shareholders. When it became apparent that the Board was not interested in such a dialogue, I nominated myself and Nisha Desai - both of us experienced solar industry and corporate governance veterans -to pursue constructive change and increase shareholder value.

A few days ago, as we were preparing our proxy materials, we learned that we were not alone in our thinking. An even larger shareholder, Clayton Partners LLC and its affiliates, filed proxy materials stating that Clayton had also nominated two directors for election at this year’s annual meeting.

I believe that both we and Clayton Partners have independently come to the same conclusions, identifying similar deficiencies in Spruce Power’s strategy and performance, as indicated in the attached analysis we shared with the Board before we knew of Clayton Partners’ interest and that we had prepared to file and distribute to shareholders.

The surprise announcement of a new CEO last week only further bolsters our plea and the need for a change in corporate governance. The sudden CEO departure, appointment of the current Chairman as CEO, apparent lack of a search and transition plan, and poor communication of all of the aforementioned should make any shareholder question the company’s governance.

I believe that Spruce Power’s current governance problems are such that shareholders would not be served by two competing slates of independent board candidates. Accordingly, we are suspending our effort to elect myself and Ms. Desai to the Board.

We encourage you to read our analysis below, along with Clayton Partners’ preliminary proxy statement and its open letter to shareholders, both available at www.sec.gov, and to consider these points when you vote for directors at the upcoming annual meeting.

Sincerely,

Shawn Kravetz

The Spruce board of directors has presided over catastrophic destruction of shareholder value.

Since the original merger of Pivotal Investment Corporation II (NYSE: PIC) with XL Fleet (NYSE: XL) in December, 2020, the Company now known as Spruce Power Holdings Corp. (NYSE: SPRU) is down over 95% from the $10.00 per share offering (adjusted for a reverse split). Without the one-for-eight reverse split in October 2023, the stock would be trading at less than 50 cents per share today.

Source: Bloomberg

The board merged Pivotal Investment Corporation II with XL Fleet at an enterprise valuation of approximately one billion dollars (Company press release September 18, 2020).  Two years later, the Company ceased operations of the acquired XL Fleet drivetrain and drivetrain-related business lines and disposed of substantially all of the legacy XL Fleet assets for what the Company termed an “immaterial amount.” (Company Form 10-K FY 2022).

The original XL Fleet acquisition was clearly an unmitigated disaster for shareholders.

Thankfully, the Company received approximately $350mm in cash proceeds at the closing of the original XL Fleet transaction. (Company press release December 22, 2020)

Unfortunately, the Company has spent roughly half of that cash already, principally on operating losses, legal settlements, and follow-on acquisitions.

The Company has been enmeshed in legal quagmires which have cost shareholders over $26 million in net settlements, plus legal fees, plus management time/distraction:

1.	The Company settled a civil enforcement action filed by the United States Securities and Exchange Commission ("SEC") related to the 2020 merger of Spruce's predecessor company, XL Fleet Corp at a cost of $11mm (Company press release November 9, 2023).

2.	The Company reached an agreement in principle with respect to the previously disclosed securities class action lawsuit filed in the federal district court for the Southern District of New York related to the 2020 merger of Spruce's predecessor company, XL Fleet Corp., to settle the matter for $19.5 million, subject to agreement on documentation and court approval. Net of $4.5 million in expected insurance proceeds, the Company accrued $15.0 million for the settlement amount as of September 30, 2023. (Company press release November 9, 2023).

Mr. Kravetz believes this legal morass has compounded a loss of investor confidence, as evidenced by the current share price.

The Company is now a roll-up of solar assets acquired at questionable times.

The Company today is essentially assets acquired since late 2022, starting with the “transformational acquisition of Spruce Power” for $58mm plus the assumption of ~$542mm in debt (Company press release September 9, 2022). The Company made follow-on acquisitions since, including:

•	SS Holdings 2017, LLC and its subsidiaries for $35 million ($23mm net cash) and the assumption of $125 million of non-recourse project debt (Company press release March 23, 2023)

•	A portfolio of over 2,400 residential solar systems and contracts from a publicly traded, regulated utility company for $20.9 million (Company press release August 21, 2023).

While there should be some value in these acquired assets net of their non-recourse debt, the timing of these acquisitions may reveal poor judgment on the part of the Board. Multiples and stock prices in the U.S. residential solar market have declined sharply since the date of the original 2022 Spruce acquisition and two follow-on solar acquisitions. To illustrate, publicly traded residential solar peers such as Sunnova Energy International (NOVA) and Sunrun (RUN) are down sharply since the dates of the three solar acquisitions.

Peer stock price performance since the Company’s three solar acquisitions

	Sunnova Energy International (NOVA)	Sunrun (RUN)
Spruce Power September 9, 2022	(83.68%)	(69.10%)
SS Holdings 2017 March 23, 2023	(65.31%)	(32.61%)
Portfolio August 21, 2023	(63.94%)	(13.91%)

Source: Bloomberg (data through April 8, 2024)

If the Board had shown the good sense to delay its acquisitions it might have purchased similar assets at lower prices. Despite this woeful track record, the Company seems keenly interested in more acquisitions – potentially even larger than the two follow-on acquisitions:

“Management stands ready to make a big move” (Source: Company Q4 2023 conference call)

1.	The XL Fleet deal was a disaster.

2.	If industry assets are potentially available at “pennies on the dollar” today, then what should investors make of the Company’s three solar acquisitions made at prices before the “distress”? (Source of quotes: Call with management March 27, 2024)

3.	And why should shareholders want this Board to keep rolling the dice by making more acquisitions with Company funds?

Shareholders must have confidence that future acquisitions – if any - are timely and value creating.

The best “acquisition” the Company can make today is its own stock.

The Company appeared to concur when it launched a $50mm share buyback authorization on May 15, 2023. During the third quarter of 2023 the Company invested $3.5mm, purchasing 0.5 million shares of stock at an average price of $7.04 per share. (Company press release November 9, 2023).

However, during the fourth quarter of 2023 the Company invested a mere $300,000, purchasing fewer than 100,000 shares at an average price of $4.37 (Company press release March 14, 2024).

The Company bought its own stock fairly aggressively at $7.04, but then almost stops buying shares a quarter later with the stock down 38% at $4.37?

Is this the capital allocation decision-making shareholders want?

According to the Company press release March 14, 2024, at year-end SPRU had:

$173mm cash

$17mm of net total cash costs and reserves tied to legacy XL Fleet items

$156mm pro-forma cash

18,990,603 weighted-average shares outstanding, basic and diluted

By our math, this represents $8.21 per share in pro forma cash

The stock closed on April 3, 2024 at $3.64.

The board of directors has little interest in buying dollars for less than fifty cents, preferring to seek more acquisitions. It is time for a change.

Esplanade Capital has a history with the Company

Esplanade Capital LLC first acquired Spruce stock in March 2023, seeing value in a company trading below the net unrestricted cash on its balance sheet with promising assets which appeared to have net value beyond the substantial debt tied to them. With twenty years of experience investing in publicly traded solar companies, Spruce appeared to Esplanade to be undervalued. Esplanade had numerous friendly discussions with the management team as part of the research and due diligence process. After one such discussion, Mr. Kravetz informally offered to join the board, knowing the challenges the company faced and confident his experience with small-cap investing, corporate governance, and solar power could help all shareholders to achieve good value for their shares. Disappointingly, the incumbent board did not engage Mr. Kravetz in any discussion.

As the stock continued to falter, Mr. Kravetz made an offer to buy the Company in its entirety in November 2023 at a price of $6.25 per share in a negotiated transaction, subject to confirmatory due diligence. At the time, the offer represented a 60.7% premium to the prior day’s closing price.

The Board flatly declined the offer, stating: “The Board of Directors has given it due consideration and determined that Spruce is not interested.”  Moreover, the board did not deem it worthwhile to have even a single conversation, to explore a potentially higher offer which Esplanade Capital LLC would have happily considered.

In nominating himself and a fellow experienced solar industry veteran, Nisha Desai, Mr. Kravetz urged the following reforms, which he believes are essential:

1.        Better corporate governance overall to ensure aligned incentives for maximizing shareholder value. Specifically, as one example we recommend declassifying the board of directors. The current staggered board is not shareholder-friendly in our view. Annual elections of board members should increase accountability, improve corporate governance, and likely enhance shareholder value.

2.        Improved decision-making with respect to capital allocation. Specifically, The Company should raise the bar for any potential acquisitions / uses of the company’s balance sheet to help ensure the best possible risk reward for the company’s cash and resources.

3.       Related, Spruce should accelerate the share buyback as the best possible risk-adjusted way to increase shareholder value at prices such as today’s market price.

4.        Seek to manage SG&A at the operating business and at corporate in order to drive EBITDA, cash flow, and value. Spruce appears to act and spend as if it were the billion-dollar company it briefly was. Exacting management of overhead will help to drive maximum shareholder value.

5.       Enhanced investor relations to help ensure that Spruce communicates the value of the company effectively and credibly, attracts the best possible investors, and achieves a reasonable valuation for shareholders.

It is time for a constructive change to corporate governance at Spruce Power. The Spruce tree is an evergreen tree. It should not be an evergreen job for a board of directors unless they are maximizing shareholder value. It is time for a change.

Note: This is not a solicitation. Please do not send us your proxy, as it will not be accepted.